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82-34643

Rule 12g3-2(b) File No. ~~82-5190~~





05007505

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

Date April 19, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

i. A. Martina C. Schuler

Nicolas Weidmann
Corporate Communications

Enclosure

- **Unaxis to propose at its general meeting that Mr. Heinrich Fischer, Board Delegate and CEO of Saurer AG, and Mr. Andreas Renschler, board member of DaimlerChrysler AG, be elected as additional members of Unaxis' Board of Directors**

Unaxis Management Inc. Telephone +41 58 360 96 96

Media release

Unaxis to propose at its general meeting that Mr. Heinrich Fischer, Board Delegate and CEO of Saurer AG, and Mr. Andreas Renschler, board member of DaimlerChrysler AG, be elected as additional members of Unaxis' Board of Directors

Pfäffikon SZ, April 19, 2005 – Unaxis' Board of Directors will propose at its annual general meeting to be held on April 26, 2005, that shareholders elect Mr. Andreas Renschler and Mr. Heinrich Fischer as new members of the company's Board of Directors.

Heinrich Fischer, born in 1950, is a Swiss citizen and has been the Delegated Member of the Board of Directors and Chief Executive Officer of Saurer AG since 1996. In that capacity, he has played a significant role in the reorientation of Saurer, taking that company back onto the path of success. Fischer studied applied physics and electrical engineering at the Swiss Federal Institute of Technology (ETH) in Zurich and received his MBA from the University of Zurich. After graduating, he was involved for four years in research and development in the field of electrical engineering. From 1980 through 1990, he was Staff Head of Technology and responsible for the Coating Equipment business unit of Balzers, a division of today's Unaxis Corporation. He was a member of Oerlikon-Bührle's Executive Board from 1991 through 1996, where he bore responsibility for corporate development. Mr. Fischer is a member of the board of Schweiter AG and, prior to the merger of ESEC and Unaxis, was a member of the ESEC Holding AG Board of Directors.

Andreas Renschler, born in 1958, is a German citizen and, as a member of the board of DaimlerChrysler AG since October 2004, heads up the Commercial Vehicles Division. He is also a board member of Mitsubishi Fuso Truck & Bus Corporation. Andreas Renschler studied economic engineering at the Technical College of Esslingen and business management at the Eberhard-Karls University in Tübingen. In 1988, he joined the Organization and Data Processing department of the former Daimler-Benz AG. Since then, he has been active in various international functions on behalf of the company. Prior to assuming responsibility for the Commercial Vehicles Division, he was Executive Vice President in charge of the MCG Business Unit smart and President of the Management Board of smart GmbH.

Unaxis Management Inc. Telephone +41 58 360 96 96
Churerstrasse 120 Fax +41 58 360 91 96

 Thanks to his profound experience in the industrial sector as well as his specific knowledge of Balzers and ESEC, Heinrich Fischer represents a competent addition to Unaxis' Board of Directors. Andreas Renschler is a specialist in the automotive industry, which is becoming increasingly important for Unaxis. Thus both gentlemen bring valuable skills to the Unaxis Board of Directors and are well acquainted with the special challenges involved in the restructuring of multinational high-tech companies.

With its current composition and the additional election of Heinrich Fischer and Andreas Renschler, Unaxis will have a Board of Directors that is capable of arriving at decisions rapidly, incorporates a broad range of management experience, and has competency in various markets and specialized business fields.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

For further information, please contact:

Unaxis Management AG
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
E-mail: media.relations@unaxis.com

Unaxis Management AG
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 360 91 93
E-mail: investor.relations@unaxis.com

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.